SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                SCHEDULE 13D
                               (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (AMENDMENT NO. 5)

                       CAPSTEAD MORTGAGE CORPORATION
                      -------------------------------
                              (NAME OF ISSUER)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 -----------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                14067E 40 7
                --------------------------------------------
                               (CUSIP NUMBER)

                             Randal A. Nardone
                   Chief Operating Officer and Secretary
                    Fortress Registered Investment Trust
                      Sole member of Fortress Cap LLC
                        1301 Avenue of the Americas
                          New York, New York 10019
                               (212) 798-6100
       -------------------------------------------------------------
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  COPY TO:

                             J. Gregory Milmoe
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                               (212) 735-3000

                             December 28, 2000
                            -------------------
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box |_|.

                            (Page 1 of 14 Pages)

CUSIP NO. 14067E 40 7           13D                   PAGE 2 OF  14 PAGES

------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         FORTRESS CAP LLC
------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
         NOT APPLICABLE                                            (b) |_|
------------------------------------------------------------------------------
   3     SEC USE ONLY
------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                       |_|
------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
------------------------------------------------------------------------------
     NUMBER OF             7     SOLE VOTING POWER            - 0 -
      SHARES               ---------------------------------------------------
   BENEFICIALLY            8     SHARED VOTING POWER          - 9,298,717 -
     OWNED BY              ---------------------------------------------------
       EACH                9     SOLE DISPOSITIVE POWER       - 0  -
     REPORTING             ---------------------------------------------------
    PERSON WITH            10    SHARED DISPOSITIVE POWER     - 9,298,717 -
------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 9,298,717 -
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                      |_|
------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.2% (BASED ON 25,282,472 SHARES OF COMMON STOCK OUTSTANDING AS
         OF JANUARY 9, 2001 AND ASSUMING FULL CONVERSION OF THE SERIES C CONVERTIBLE PREFERRED STOCK OF CAPSTEAD BENEFICIALLY OWNED BY THE REPORTING PERSON)
------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
------------------------------------------------------------------------------


CUSIP NO. 14067E 40 7            13D                   PAGE 3 OF 14 PAGES

------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         FORTRESS REGISTERED INVESTMENT TRUST
------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
         NOT APPLICABLE                                             (b) |_|
------------------------------------------------------------------------------
   3     SEC USE ONLY
------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         WC
------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                           |_|
------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
------------------------------------------------------------------------------
     NUMBER OF            7   SOLE VOTING POWER             - 0 -
      SHARES              ---------------------------------------------------
   BENEFICIALLY           8   SHARED VOTING POWER           - 9,298,717 -
     OWNED BY             ---------------------------------------------------
       EACH               9   SOLE DISPOSITIVE POWER        - 0  -
     REPORTING            ---------------------------------------------------
    PERSON WITH           10  SHARED DISPOSITIVE POWER      - 9,298,717 -
------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 9,298,717 -
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                        |_|
------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.2% (BASED ON 25,282,472 SHARES OF COMMON STOCK OUTSTANDING AS
         OF JANUARY 9, 2001 AND ASSUMING FULL CONVERSION OF THE SERIES C CONVERTIBLE PREFERRED STOCK OF CAPSTEAD BENEFICIALLY OWNED BY THE REPORTING PERSON)
------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
------------------------------------------------------------------------------



CUSIP NO. 14067E 40 7              13D                   PAGE  4 OF 14 PAGES

------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         FORTRESS INVESTMENT FUND LLC
------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |_|
         NOT APPLICABLE                                            (b)  |_|
------------------------------------------------------------------------------
   3     SEC USE ONLY
------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                      |_|
------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
------------------------------------------------------------------------------
     NUMBER OF             7   SOLE VOTING POWER             - 0 -
      SHARES               ---------------------------------------------------
   BENEFICIALLY            8   SHARED VOTING POWER           - 9,298,717 -
     OWNED BY              ---------------------------------------------------
       EACH                9   SOLE DISPOSITIVE POWER        - 0  -
     REPORTING             ---------------------------------------------------
    PERSON WITH            10  SHARED DISPOSITIVE POWER      - 9,298,717 -
------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 9,298,717 -
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                            |_|
------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.2% (BASED ON 25,282,472 SHARES OF COMMON STOCK OUTSTANDING AS
         OF JANUARY 9, 2001 AND ASSUMING FULL CONVERSION OF THE SERIES C CONVERTIBLE PREFERRED STOCK OF CAPSTEAD BENEFICIALLY OWNED BY THE REPORTING PERSON)
------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
------------------------------------------------------------------------------


CUSIP NO. 14067E 40 7               13D                   PAGE  5 OF 14 PAGES

------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         FORTRESS INVESTMENT GROUP LLC
------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
         NOT APPLICABLE                                               (b)  |_|
------------------------------------------------------------------------------
   3     SEC USE ONLY
------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                     |_|
------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
------------------------------------------------------------------------------
     NUMBER OF            7   SOLE VOTING POWER           - 0 -
      SHARES              ---------------------------------------------------
   BENEFICIALLY           8   SHARED VOTING POWER         - 9,298,717 -
     OWNED BY             ---------------------------------------------------
       EACH               9   SOLE DISPOSITIVE POWER      - 0  -
     REPORTING            ---------------------------------------------------
    PERSON WITH           10  SHARED DISPOSITIVE POWER    - 9,298,717 -
------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 9,298,717 -
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                         |_|
------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.2% (BASED ON 25,282,472 SHARES OF COMMON STOCK OUTSTANDING AS
         OF JANUARY 9, 2001 AND ASSUMING FULL CONVERSION OF THE SERIES C CONVERTIBLE PREFERRED STOCK OF CAPSTEAD BENEFICIALLY OWNED BY THE REPORTING PERSON)
------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
------------------------------------------------------------------------------



CUSIP NO. 14067E 40 7            13D                   PAGE  5 OF 14 PAGES

------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         FORTRESS PRINCIPAL INVESTMENT HOLDINGS LLC
------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
         NOT APPLICABLE                                             (b)  |_|
------------------------------------------------------------------------------
   3     SEC USE ONLY
------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                       |_|
------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
------------------------------------------------------------------------------
     NUMBER OF            7    SOLE VOTING POWER           - 0 -
      SHARES              ---------------------------------------------------
   BENEFICIALLY           8    SHARED VOTING POWER         - 9,298,717 -
     OWNED BY             ---------------------------------------------------
       EACH               9    SOLE DISPOSITIVE POWER      - 0  -
     REPORTING            ---------------------------------------------------
    PERSON WITH           10   SHARED DISPOSITIVE POWER    - 9,298,717 -
------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 9,298,717 -
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                         |_|
------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.2% (BASED ON 25,282,472 SHARES OF COMMON STOCK OUTSTANDING AS
         OF JANUARY 9, 2001 AND ASSUMING FULL CONVERSION OF THE SERIES C CONVERTIBLE PREFERRED STOCK OF CAPSTEAD BENEFICIALLY OWNED BY THE REPORTING PERSON)
------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
------------------------------------------------------------------------------



         This Amendment No. 5 (this "Amendment") to the Statement on
Schedule 13D dated January 21, 2000, as amended by Amendment No. 1 thereto dated February 22, 2000, Amendment No. 2 thereto dated July 12, 2000, Amendment No. 3 thereto dated September 8, 2000 and Amendment No. 4 thereto dated October 31, 2000 (as so amended, the "Schedule 13D") filed by Fortress Cap LLC, a Delaware limited liability company ("Cap LLC"), Fortress Registered Investment Trust, a Delaware business trust ("Fortress Trust"), Fortress Investment Fund LLC, a Delaware limited liability company ("Fortress Fund"), Fortress Investment Group LLC, a Delaware limited liability company ("Fortress Group"), and Fortress Principal Investment Holdings LLC, a Delaware limited liability company ("FPIH"), relates to the common stock, par value $0.01 per share (the "Common Stock"), of Capstead Mortgage Corporation, a Maryland corporation ("Capstead"). This Amendment is filed jointly by Cap LLC, Fortress Trust, Fortress Fund, Fortress Group and FPIH. All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

ITEM 2.

         The first paragraph of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                  Fortress Cap LLC is a Delaware limited liability company ("Cap LLC") that is wholly owned by its sole member, Fortress Registered Investment Trust, a Delaware business trust ("Fortress Trust"). All issued and outstanding shares of beneficial interest of Fortress Trust are owned by Fortress Investment Fund LLC, a Delaware limited liability company ("Fortress Fund"). Fortress Fund has no directors or executive officers. The managing member of Fortress Fund is Fortress Fund MM LLC, a Delaware limited liability company. Fortress Investment Holdings LLC is the sole member of Fortress Investment Group LLC, a Delaware limited liability company ("Fortress Group"), which, together with Fortress Fund MM Inc., a Delaware corporation, owns all of the beneficial interests of Fortress Fund MM LLC. Fortress Group is also the managing member of Fortress Fund MM LLC. Fortress Principal Investment Group LLC, a Delaware limited liability company ("FPIG"), together with Fortress Partners, LP, a Delaware limited partnership, owns all of the issued and outstanding common stock of Fortress Fund MM Inc. Fortress Principal Investment Holdings LLC, a Delaware limited liability company ("FPIH"), is the sole member of FPIG. The address of each of the above-referenced entities in this Item 2 is 1301 Avenue of the Americas, 42nd Floor, New York, New York 10019 and the principal business of each such entity is real estate-related investments.

ITEM 5.

         Item 5 of the Schedule 13D is hereby amended and supplemented to add the following:

                  On December 28, 2000, Cap LLC converted all of the shares of Capstead Series D Preferred Stock held by it into 2,689,000 shares of Capstead Common Stock. The conversion referenced above was consummated pursuant to and in accordance with the terms of such Series D Preferred Stock. As a result of the conversion, Cap LLC no longer owns any shares of Series D Preferred Stock. Cap LLC continues to own an aggregate of 2,689,000 shares of Capstead Series C Preferred Stock which are convertible at any time at the option of the holder into an aggregate of 2,689,000 shares of Capstead Common Stock.

                  Since October 23, 2000, the date of the last purchase transaction reported on Amendment No. 4 to the Schedule 13D, Cap LLC has purchased an aggregate of 85,400 shares of Capstead Common Stock. All such shares were acquired in open market purchases pursuant to transactions executed by Merrill, Lynch, Pierce, Fenner & Smith, Inc. or PaineWebber Inc., each of which is a registered broker dealer. The table below sets forth (i) the date of each such acquisition, (ii) the number of shares acquired,
         (iii) the price per share paid in connection with each such acquisition and (iv) the aggregate purchase price paid by Cap LLC in connection with each such acquisition.


                                              NUMBER OF            PER SHARE           AGGREGATE
        DATE OF ACQUISITION                SHARES PURCHASED      PURCHASE PRICE     PURCHASE PRICE
        -------------------                ----------------      --------------     --------------

November 29, 2000...................               5,000             $ 10.2500       $   51,550.00
November 30, 2000...................               5,000               10.2500           51,550.00
November 30, 2000...................               5,000               10.1875           51,237.50
November 30, 2000...................               1,300               10.1250           13,240.50
December 1, 2000....................               5,000               10.2500           51,550.00
December 4, 2000....................              12,300               10.2500          126,813.00
December 5, 2000....................              16,600               10.2500          171,146.00
December 5, 2000....................               1,000               10.1875           10,247.50
December 6, 2000....................               5,400               10.2500           55,674.00
December 12, 2000...................              13,600               10.3750          141,916.00
December 13, 2000...................                 200               10.5000            2,112.00
December 14, 2000...................               5,500               10.5000           58,080.00
December 21, 2000...................               5,000               10.7500           54,050.00
January 2, 2001.....................               4,500               10.7500           48,645.00
         Total......................              85,400             $ 10.3359       $  887,811.50
                                                  ======             =========          ==========


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 9, 2001


                                           FORTRESS CAP LLC


                                  By: /s/ Randal A. Nardone
                                      -------------------------------
                                      Randal A. Nardone, as
                                      Chief Operating Officer and Secretary of
                                      Fortress Registered Investment Trust,
                                      sole member of Fortress Cap LLC




                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 9, 2001


                                      FORTRESS REGISTERED
                                      INVESTMENT TRUST


                                  By: /s/ Randal A. Nardone
                                      -----------------------------------
                                      Randal A. Nardone, as
                                      Chief Operating Officer and Secretary of
                                      Fortress Registered Investment Trust



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 9, 2001


                                      FORTRESS INVESTMENT FUND LLC


                                  By: /s/ Randal A. Nardone
                                      -----------------------------------
                                      Randal A. Nardone, as
                                      Chief Operating Officer and Secretary of
                                      Fortress Fund MM, LLC, managing member
                                      of Fortress Investment Fund, LLC



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 9, 2001


                                      FORTRESS INVESTMENT GROUP LLC


                                  By: /s/ Randal A. Nardone
                                      ---------------------------------
                                      Randal A. Nardone, as
                                      Chief Operating Officer and Secretary of
                                      Fortress Investment Group LLC


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 9, 2001


                                          FORTRESS PRINCIPAL INVESTMENT
                                          HOLDINGS  LLC


                                      By: /s/ Randal A. Nardone
                                          ----------------------------
                                          Randal A. Nardone, as
                                          Secretary